Exhibit 1


                                  RELEVANT FACT

GERDAU S.A., in compliance with the Brazilian Securities Commission (CVM) Regulation #358 of January 3rd, 2002, informs its shareholders and investors that its subsidiary Gerdau Acominas S.A. has signed on this date the purchase agreement for the total capital stock of Margusa - Maranhao Gusa S.A., located in Bacabeira-MA.

Margusa - Maranhao Gusa S.A. has an installed capacity of 200 thousand metric tons of pig iron, including a second blast furnace expected to begin operating in January 2004. The mill is located 50 Km of Sao Luis and 48 Km of the seaport.

The price for the stock is US$ 18 million, of which US$ 15.5 million will be paid from cash and US$ 2.5 million in acquired debt.

The acquisition is part of the strategy to ensure the supply of pig iron to the Gerdau mills in the Northeastern part of the country and to exporting any excess output to the North American units. This investment guarantees Gerdau's presence in the important iron ore production center of Carajas, a strategic pig iron source with excellent logistics to supply both the domestic and the export markets.


                       Rio de Janeiro, December 2nd, 2003.

                               Osvaldo B. Schirmer
                            Executive Vice President
                         Director of Investor Relations